World Gold Trust Services, LLC

510 Madison Avenue, 9th Floor

New York, NY 10022

May 23, 2014

Mr. Tom Kluck

Legal Branch Chief

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:	SPDR® Gold Trust
Preliminary Proxy Statement on Schedule 14A
Filed April 16, 2014
File No. 001-32356

Dear Mr. Kluck:

We are submitting this letter in response to your letter dated April 14, 2014 in which the staff of the Division of Corporation Finance (the “Staff”) provided comments to the Preliminary Proxy Statement on Schedule 14A filed by the SPDR Gold Trust (the “Trust”) on April 16, 2014.

Set forth below is the response to that comment. For your convenience, the text of such comment is reproduced in italics before our response.

* * *

General

1.	We note that several proposed changes to your Original Trust Indenture are subsumed in your Proposal. Please revise, as appropriate, to separate the multiple items included in the Proposal. For those you do not unbundle, please supplementally explain your reasons. We may have further comment. Please refer to Rule 14a-4(a)(3) of Regulation 14A.

We have revised the consent solicitation statement to provide for the unbundling of the proposals that will require shareholder approval. As you will note the remaining amendments did not require shareholder approval pursuant to the provisions of the Original Trust Indenture and will be implemented in Amendment No. 4 to the Original Trust Indenture that will be executed prior to the mailing of the Definitive Consent Solicitation Statement to shareholders.

The Sponsor on behalf of the Trust hereby acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to contact our counsel, Mr. Steven Glusband of Carter Ledyard & Milburn LLP at 212-238-8605.

Very truly yours,

World Gold Trust Services LLC, in its capacity as the Sponsor of the Trust

By:	/s/John Adrian Pound
Chief Financial Officer